Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202. 220.8412 ericsimanek@eversheds-sutherland.us

March 25, 2025

VIA EDGAR

Lulu Cheng

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	Tidal Commodities Trust I
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-276254

Dear Ms. Cheng:

This letter sets forth our response to the oral comment received on March 6, 2025, regarding Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”) filed by Tidal Commodities Trust I (the “Registrant”) on February 21, 2025. Unless otherwise noted, capitalized terms have the same meanings as used in the Amendment.

Set forth below is the comment and the Registrant’s response thereto.

1.	Comment: We note that you incorporate information by reference into the Amendment. Since you have not filed the Form 10-K for the fiscal year ended December 31, 2024, you are not eligible to incorporate by reference. See General Instruction VII.C of Form S-1. Please file the Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and amend the Amendment to update the incorporation by reference disclosure accordingly.

Response: The Registrant notes that it filed, on March 25, 2025, its Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Therefore, it is now eligible to incorporate the Annual Report by reference and has revised the disclosure to appropriately incorporate the Annual Report.

Best regards,

/s/ Eric Simanek

Eric Simanek

202-220-8412

ericsimanek@eversheds-sutherland.us